155 Water Street, Brooklyn, NY 11201  ◾  (917) 503-9050  ◾   info@ketsal.com

November 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Jukebox Hits Vol. 1 LLC

Amended Offering Statement on Form 1-A

Filed on November 7, 2023

File No. 024-12335

CIK No. 0001974755

Dear Mr. Holt,

On behalf of our client Jukebox Hits Vol. 1 LLC (the “Company”), we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s filing on November 7, 2023 of its Amended Offering Statement on Form 1-A (the “Offering Statement”). In connection with this response to the issues raised in the Staff’s letter to the Company dated November 17, 2023 (the “Comment Letter”), the Company is contemporaneously filing via EDGAR an amendment to the Offering Statement (the “Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The following is the Company’s response to the Comment Letter. The Company’s response is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately under each comment. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement. In general, and throughout the Amended Offering Statement, the Company relies on General Instruction III to Form 1-A to cross-reference sections within the Amended Offering Statement in order to avoid the repetition of information.

Also enclosed, for the convenience of the Staff, is a copy of the Amended Offering Statement which is now marked to show changes from the relevant portions of the Offering Statement.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 27, 2023

Page -2-

General

1.

We refer to the Instagram page of JKBX (we_are_jkbx). Please revise the URL jkbx.com/full-disclosure in the Instagram bio so that it includes an active hyperlink to the statements and information required by Rule 255(b). Additionally, for each Instagram post made after the public filing of the offering statement that constitutes a solicitation of interest, please include in either the post itself or the caption the URL jkbx.com/full-disclosure, along with an indication either that potential investors must copy and paste the URL in order to view the preliminary offering circular or that the URL is inactive and additional action by the potential investor is needed to access it.

Response: As described in the Amended Offering Statement, Jukebox Technology LLC, a wholly owned subsidiary of Jukebox Co., owns the Jukebox Platform and its related social media accounts. Jukebox Co.’s Instagram bio for the Jukebox Platform Instagram page (@we_are_jkbx) includes an active hyperlink to the statements and information required by Rule 255(b), linkable at: jkbx.com/full-disclosure. The Company will also work with Jukebox Co. to ensure that any future Instagram posts that constitute a solicitation of interest in the Offering in reliance on Rule 255(b)(4) (ii) include the URL jkbx.com/full-disclosure and indicate either that potential investors must copy and paste the URL in order to view the preliminary offering circular or that the URL is inactive and additional action by the potential investor is needed to access it.

Cover page

2.	Please revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

Response: The Company respectfully acknowledges the staff’s comment and notes that it has revised the Offering Circular to indicate that the Company will accept or reject each subscription application within fifteen (15) days of receiving such subscription application.

Exhibits

3.	Please file as an exhibit the custodial agreement between you and Brassica Trust Company, LLC.

Response: The Company has filed the custodial agreement to be entered between the Company and Brassica Trust Company, LLC as an exhibit to the Amended Offering Statement.

4.	Please provide us with your analysis how each of the following complies with Rule 255 of Regulation A:

•	Mr. Cohen’s appearance on The MBW Podcast dated October 23, 2023;

•	The alts.co September 29, 2023 blog post titled “JKBX Review: How music royalties evolved (and how you can invest),” which was sponsored by JKBX; and

•	Mr. Cohen’s appearance on the Okay, Computer. podcast dated September 27, 2023.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 27, 2023

Page -3-

To the extent you intend to rely on Rule 255 in connection with these materials, please file them as exhibits. Refer to Item 17(13) of Part III of Form 1-A.

Response: The Company acknowledges the Staff’s comment and notes that the referenced podcasts involved interviews of Scott Cohen, CEO and founder of Jukebox Co., which is the owner of Jukebox Technology and Double Platinum Management, the Company’s sole member and manager. In the podcasts, in his capacity as CEO of Jukebox Co., Mr. Cohen discusses Jukebox Co. and the general premise behind the creation of the Jukebox Platform as a means with which to increase user engagement with music and artists, including, in part, through increased access to music-related investment opportunities on the Jukebox Platform. Mr. Cohen’s discussion was not focused on the Company, nor was it an offer of or solicitation of interest in any of the Company’s series of Royalty Shares. Furthermore, where appropriate in these interviews, Mr. Cohen has provided a disclaimer to clarify that he is the CEO of Jukebox Co. and is not offering or soliciting interest in any securities offering.

The referenced alts.co blog post was sponsored by Jukebox Co., not the Company, and its content is not attributable to the Company, its Manager, or any officers thereof. While the post was sponsored by Jukebox Co., the information contained in the post was not provided to the author by Jukebox Co., and may be rightly presumed to have been procured by the author through publicly available sources, such as the publicly available Form 1-A and independent press coverage of the Jukebox Platform. Going forward, with respect to Jukebox Platform sponsored content, Jukebox Co. has agreed to require that the publisher of sponsored content include in any article the following disclaimer:

The information contained herein neither constitutes an offer for nor a solicitation of interest in any securities offering. Any offer, solicitation or sale of any securities available on the Jukebox Platform will be made only by means of an offering circular or prospectus. No money or other consideration is hereby being solicited, and will not be accepted without such potential investor having been provided the applicable offering document. Joining the Jukebox Platform neither constitutes an indication of interest in any offering nor involves any obligation or commitment of any kind.

While the Company believes that the podcast interviews and blog post cited above by the Staff do not constitute an “offer” of any securities by the Company (or Jukebox Co.), it recognizes that the Jukebox Platform is a new platform and distinctions between the platform’s activities and the potential offer of securities by the Company in this Offering may not be readily apparent to consumers of the podcast interviews or blog post. For this reason, the Company has included transcripts of the podcast interviews and a copy of the blog post as exhibits to the Amended Offering Statement.

Thank you for the opportunity to provide our analysis on these topics relating to the Offering Statement. If you have additional questions or comments, please contact me at zfallon@ketsal.com.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 27, 2023

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Very truly yours,

KETSAL PLLC

By:	/s/ Zachary Fallon
Zachary Fallon
Partner

ketsal.com